SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[March 31, 2004]

Metso Corporation

(Translation of registrant’s name into English) Fabianinkatu 9 A, PO Box 1220 FIN-00101 Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES

Date March 31, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo Executive Vice President and CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

Metso to rebuild Stora Enso’s paper machine at Whiting mill, Wisconsin, USA

(Helsinki, Finland, March 31, 2004) – Metso Corporation’s (NYSE: MX; HEX: MEO) fiber and paper technology business area Metso Paper will rebuild Stora Enso North America’s paper machine at the Whiting mill in Wisconsin, the USA. The modernized LWC production line will start up in May 2005. The value of the order is approximately EUR 13 million.

Metso Paper’s delivery will consist of a rebuild of the press and dryer sections as well as a modification of the reel and the rereeler. The paper machine (PM 64) has a wire width of 6.2 meters. The rebuild is targeted to improve the line’s productivity and paper quality.

Stora Enso North America operates eight mills in North America. In 2003, Stora Enso North America ordered from Metso Paper paper machine rebuilds for its Kimberly and Biron, Wisconsin mills. These projects are currently under delivery. The Stora Enso Group had net sales of EUR 12.2 billion in 2003, and employed some 43,000 people in more than 40 countries.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2003, the net sales of Metso Corporation were EUR 4.3 billion. It has approximately 26,000 employees in 50 countries. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For further information please contact:

Ilpo Ollila, Vice President, Sales, Metso Paper, Tel. +358 204 82 6005, mobile +358 40 502 4013

JP Beaudoin, Vice President, Sales, North America, Tel. +1 770 368 7385, mobile +1 678 641 1016

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004 USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.